SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
August, 2005	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

SUITE 300, 250 - SIXTH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 3H7
(Address of Principal Executive Offices)
Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Total Number of pages is 5

NEWS RELEASE

BIRCH MOUNTAIN RESOURCES LTD.

Birch Mountain Reports Results for the Second Quarter 2005 and Restated Results for the
Year Ended December 31, 2004 and the First Quarter 2005

CALGARY, August 3, 2005 - Birch Mountain Resources Ltd. (BMD: TSXV and AMEX) (the "Company") announces its second quarter results for the six months ended June 30, 2005 and restated results for the three months ended March 31, 2005 and for the year ended December 31, 2004.

CONSOLIDATED BALANCE SHEETS
ASSETS	June 30, 2005	March 31, 2005 RESTATED	March 31, 2005	December 31, 2004 RESTATED	December 31, 2004
Current
Cash and cash equivalents and short-term investments	$ 4,112,013	$ 4,523,361	$ 4,523,361	$ 5,444,270	$ 5,444,270
GST and other receivables	180,878	129,994	129,994	233,459	233,459
Prepaids and deposits	323,813	360,976	360,976	184,108	184,108
	4,616,705	5,014,331	5,014,331	5,861,837	5,861,837
Property, plant and equipment	207,059	185,990	185,990	181,217	181,217
Mineral properties	5,306,228	4,235,705	4,235,705	3,489,369	3,489,369
Total Assets	$10,129,992	$ 9,436,026	$ 9,436,026	$ 9,532,423	$ 9,532,423
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Accounts payable and accrued liabilities	$ 576,601	$ 527,700	$ 527,700	$ 357,229	$ 357,229
Advances on share subscriptions	-	-	-	173,252	173,252
Deferred credit	50,306	50,306	50,306	50,306	50,306
Other current liabilities	2,500,000	2,500,000	-	2,500,000	-
	3,126,907	3,078,006	578,006	3,080,787	580,787
Shareholders' equity
Share capital	10,980,121	9,399,454	11,599,454	8,761,876	8,501,576
Contributed surplus	1,185,985	1,023,978	1,023,978	338,569	338,569
Retained (deficit) earnings	(5,163,021)	(4,065,412)	(3,765,412)	(2,648,809)	111,491
	7,003,085	6,358,020	6,657,020	6,451,636	8,951,636
Total Liabilities and Shareholders' Equity	$10,129,992	$ 9,436,026	$ 9,436,026	$ 9,532,423	$ 9,532,423

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
	Six Months Ended June 30, 2005	Three Months Ended March 31, 2005 RESTATED	Three Months Ended March 31, 2005	December 31, 2004 RESTATED	December 31, 2004
Expenses
Mineral exploration costs	$ 384,549	$ 220,692	$ 220,692	$ 762,371	$ 762,371
Professional fees	493,072	183,268	183,268	396,552	396,552
Shareholder services and promotion	364,280	172,101	172,101	329,993	329,993
Salaries and benefits	300,060	136,402	136,402	386,579	386,579
Office	208,891	91,829	91,829	683,316	383,316
Amortization	28,667	13,729	13,729	50,336	50,336
Stock-based compensation	784,283	624,370	624,370	246,127	246,127
Consulting	-	-	-	79,973	79,973
Loss before interest and other income	2,563,802	1,442,391	1,442,391	2,935,247	2,635,247
Interest and other income	49,590	25,788	25,788	48,190	48,190
Loss before income taxes	2,514,212	1,416,603	1,416,603	2,857,057	2,857,057
Income tax recovery	-	-	-	-	(1,363,000)
Net loss for the period	2,514,212	1,416,603	1,416,603	2,887,057	1,224,057
Deficit, beginning of period	(2,648,809)	(2,648,809)	(2,648,809)	(27,510,684)	(26,413,384)
Elimination of deficit	-	-	-	27,748,932	27,748,932
Retained (deficit) earnings, end of period	$ (5,163,021)	$ (4,065,412)	$ (4,065,412)	$ (2,648,809)	$ 111,491
Loss per share
Basic and diluted	$ (0.04)	$ (0.02)	$ (0.02)	$ (0.05)	$ (0.02)

June 30, 2005

The Company has filed its second quarter financial statements for the period ended June 30, 2005. The expenditures incurred by the Company plus amounts capitalized to mineral properties are largely related to activities required to receive final approval on its Muskeg Valley Quarry. As the Company has recently received its environmental approvals and expects to receive all necessary operating permits shortly, the third quarter is expected to report production from the quarry.

December 31, 2004 - Revisions

The Company has estimated and accrued a potential liability that was not previously recorded in the financial statements. The Company raised capital through flow through share issuances in 2002, 2003 and 2004, which provide for an indemnity to the subscriber for the additional taxes payable by such subscriber if Birch was unable to or failed to renounce the qualifying expenditures as agreed without limiting the recourse of the subscriber. The Company has applied for and filed all the necessary forms to qualify for and renounce flow through expenditures in 2002, 2003 and 2004. The accounting for and related tax balances as reported by the Company are subject to estimation based on the Company's tax filing position and any change in the tax filing position could expose the Company to additional taxes payable or indemnification of the subscribers. The Company has estimated and accrued a potential liability in the amount of $2,200,000.

This restatement has been applied retroactively. For the year ended December 31, 2004, $1,750,000 was recorded as in increase in current liabilities, $1,450,000 as an offsetting reduction in share capital for amounts related to flow through shares and $300,000 as an increase to office expenses for an estimated interest expense. For the year ended December 31, 2003, $750,000 was recorded as an accrued liability with an offsetting reduction in share capital for amounts related to flow through shares. In addition, the future income tax recovery recorded on the income statement was reclassified as an increase in share capital.

The cumulative effect of these changes on previously reported results for the year ended December 31, 2004 is an increase in current liabilities of $2,500,000 (from $580,787 to $3,080,787), a increase in share capital of $260,300 (from $8,501,576 to $8,761,876), an increase in the net loss of $1,663,000 (from $1,224,057 to $2,887,057) and a resulting decrease in retained earnings of $2,760,300 (from retained earnings of $111,491 to an accumulated deficit of $2,648,809). The cumulative effect of these changes on previously reported results for the year ended December 31, 2003 is an increase in current liabilities of $750,000 (from $148,786 to $898,786), an increase share capital of $347,300 (from $28,598,874 to $28,946,174), an increase in the net loss of $1,011,000 (from $557,435 to $1,568,435) and a resulting increase in accumulated deficit of $1,097,300 (from $26,413,384 to $27,510,684). The cumulative effect of these changes on previously reported results for the year ended December 31, 2002 is an increase in the net loss of $86,300 (from $1,809,950 to $1,896,250), an increase in share capital of $86,300, and a resulting increase in accumulated deficit of $86,300.

The revised financial statements also reflect additional disclosure on the accounting treatment for the restatement and an updated description of the Company's stock option plan in the Share Capital note.

March 31, 2005- Revisions

Based upon the restatement of the Company's December 31, 2004 financial statements, the balances of current liabilities, retained earnings and share capital as previously reported for the period ended March 31, 2005 have been revised. The revisions have increased current liabilities by $2,500,000 (from $578,006 to $3,078,006), decreased share capital by $2,200,000 (from $11,599,454 to $9,399,454) and increased retained earnings by $300,000 (from $3,765,412 to $4,065,412).

Based in Calgary, Alberta, Birch Mountain is developing its extensive mineral properties, centered in the oil sands area of northeastern Alberta. Limestone is used by the oil sands industry for roads, concrete and flue-gas scrubbing to remove impurities in air emissions and water, and is an essential part of the continuing development and operation of this industry.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or

Hansine Ullberg, VP Finance & CFO

Birch Mountain Resources Ltd.

Tel 403.262.1838 Fax 403.263.9888

www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

August 3, 2005

BIRCH MOUNTAIN RESOURCES LTD.

"Hansine Ullberg"
Hansine Ullberg
Vice-President, Finance and Chief Financial Officer